Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

May 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust
(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On May 5, 2016, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 124 to the Registrant’s registration statement on Form N-1A relating to the QS International Equity Fund (the “fund”), as filed with the Commission on March 24, 2016. Following is a summary of the comments received from Mr. Williamson and the Trust’s responses on behalf of the fund.

1. Comment: Please respond to our comments in writing and file via EDGAR. Where a comment provides for draft disclosure, please provide draft disclosure within the letter and provide Tandy representations.

Response: The Trust acknowledges the staff’s comment and has responded as instructed.

2. Comment: We note that footnote 5 to the fee table in the Prospectus states that “Other expenses” have been restated to exclude fees recaptured pursuant to the fund’s expense limitation arrangements. Please tell us the logic behind excluding the recaptured fees.

Response: The expenses recaptured in the prior fiscal year are disclosed in Note 7. Amounts recaptured from prior year(s) are not included in other expenses as the amounts are not predictable due to changes in net assets and the ability of a class/fund to exhaust the amount available to recapture. The terms of the expense reimbursement and recapture arrangements are disclosed in the Prospectus, and in no event will the applicable class’ total annual operating expenses exceed the applicable limit described in the Prospectus or any other lower limit then in effect.

3. Comment: Please confirm that the Expense Example in the Prospectus only reflects the fee waiver and expense reimbursement agreement for its initial contractual term.

Response: The Trust confirms that the fee waiver is reflected in the “Example” table only for the period when the waiver is in effect, that is, the period from inception through December 31, 2017.

4. Comment: We note your policy that the fund intends to invest primarily (at least 65% of its total assets) in equity securities of issuers located outside the United States. Please revise to include disclosure regarding how you determine an issuer is located outside the United States for purposes of the policy.

Response: We have added the following additional disclosure to the Prospectus to describe the criteria the fund uses to determine if an investment is economically tied to a particular country: “The fund considers an investment to be tied economically to a country if the issuer: (i) has a class of its securities whose principal securities market is in the country; (ii) is organized under the laws of, or has a principal office in, a country, (iii) derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in the country, or (iv) maintains 50% or more if its assets in the country.”

5. Comment: Please confirm your disclosure regarding derivatives and that the use of derivatives is and will continue to be consistent with Commission and staff guidance, including Release No. 10666 and the Barry Miller letter to Karrie McMillan.

Response: We confirm the disclosure regarding derivatives, and acknowledge the Commission and staff guidance.

6. Comment: Please confirm that preferred stock and convertible securities and fixed income investments continue to be principal investment strategies. If not, please revise your disclosure accordingly.

Response: Preferred stock and convertible securities continue to be principal investment strategies, and disclosure regarding those instruments has been retained. We have deleted disclosure regarding fixed income investments, other than short-term instruments used for cash management purposes, since investment in fixed income securities is not intended to be a principal strategy.

7. Comment: Under “More on the fund’s investment strategies, investments and risks – Derivatives and hedging techniques” we note the statement that derivatives may be used by the fund “as a substitute for buying or selling securities.” Briefly explain the conditions under which you would use derivatives instead of buying or selling the underlying securities directly.

Response: One example would be a situation when the fund purchases index futures contracts rather than buying individual securities in order to quickly equitize a large cash flow.

8. Comment: In the Statement of Additional Information (SAI) under concentration policy on page 2, please provide an acknowledgment that concentration relates to an industry or group of industries.

Response: We have added the following additional disclosure with respect to the concentration policy in order to provide the acknowledgment requested: “With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time.”

9. Comment: In the SAI, on page 7, we note your disclosure that in recent years you’ve had 15% and 20% exposure to Japan and the United Kingdom respectively. Depending on current circumstances and future intentions, please confirm that additional prospectus disclosure, particularly risk disclosure, is not required.

Response: The Prospectus provides disclosure regarding investment in foreign investments and emerging markets, and the risk of those investments. The Prospectus of the fund also states that “To the extent the fund focuses its investments in a single country or only a few countries in a particular geographic region, economic, political, regulatory or other conditions affecting such country or region may have a greater impact on fund performance relative to a more geographically diversified fund.” Therefore we believe no additional prospectus disclosure is required.

10. Comment: In the SAI, on page 20, we note your statement that your disclosure is not intended to limit the fund’s flexibility. Please confirm your Prospectus and SAI appropriately describe your flexibility and potential to engage in other activity in a manner consistent with Item 16(b) of Form N-1A.

Response: We confirm that the Prospectus and SAI appropriately describe the fund’s investment strategies, and that the SAI disclosure is consistent with Item 16(b) of Form N-1A.

11. Comment: On page 49 of the SAI we note your statement that you reserve the right to pay redemption proceeds with securities instead of cash. If you are relying on Rule 18f-1, please clarify the threshold beyond which you will be able to redeem in kind. Also, if you do not intend to distribute a representative basket of securities, please inform investors that they may end up with a concentrated position in a particular security as a result of the redemption.

Response: The fund has not made an election under Rule 18f-1. The fund maintains policies and procedures that generally provide for the selection of a basket of securities to be delivered to a redeeming shareholder, in the event the fund elected to distribute the proceeds of a redemption in kind. However, the delivery of a basket of securities may not be practical in all circumstances, and therefore the fund has added the following disclosure in the SAI under “Redemption In-kind”: “The securities delivered may not be representative of the entire fund portfolio, may represent only one issuer or a limited number of issuers and may be securities which the fund would otherwise sell.”

12. Comment: On page 70 of the SAI, in footnote 1, there is a duplication of the statement that any expense limitation arrangements in place during the fund’s past three fiscal years can be found in the fund’s prospectus.

Response: The duplicate statement has been deleted.

13. Comment: On page 87 of the SAI, please update to include the financial statements.

Response: This has been updated to include the financial statements.

*    *    *    *     *

In connection with the responses provided above, the Trust is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

Exhibit A

Legg Mason Global Asset Management Trust

620 Eighth Avenue

New York, NY 10018

May 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (the “Trust”)
(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 124 to the registration statement on Form N-1A for the Trust, relating to the QS International Equity Fund (the “fund”), as filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2016, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Global Asset Management Trust

By:	/s/ Barbara Allen
Name: Barbara Allen
Title: Assistant Secretary